SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 2, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Media Release that appears immediately following this page.

UBS AG Media Relations Tel. +41-44-234 85 00 www.ubs.com 2 October 2008
Media release
UBS AG Extraordinary General Meeting
Basel, 2 October 2008 – At the UBS Extraordinary General Meeting on 2 October 2008, shareholders elected Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett to the Board of Directors. Election results indicated that Sally Bott, received 98.58 percent of the votes cast, Rainer-Marc Frey 98.74 percent, Bruno Gehrig 98.89 percent and William G. Parrett 98.62 percent.
The curriculum vitae of all board members are available at www.ubs.com/bod.
UBS shareholders also passed the new Corporate Governance statutes proposed on 1 July 2008, with 99.27 percent of votes cast.
2,372 shareholders attended the Extraordinary General Meeting, representing 942,070,054 votes.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. UBS is a leading global wealth manager, a leading, global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 34% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the SWX Swiss Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

October 2, 2008